

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2018

Brian Balbirnie
Chief Executive Officer
Issuer Direct Corporation
500 Perimeter Park Drive, Suite 400
Morrisville, NC 27560

> **Re: Issuer Direct Corporation**
> **Registration Statement on Form S-3**
> **Filed August 2, 2018**
> **File No. 333-226530**

Dear Mr. Balbirnie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure